UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

 Poage Bankshares, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

730206109

 (CUSIP Number)

Mr. Terry Maltese, Sandler O'Neill Asset Management LLC,
150 East 52nd Street, 30th Floor, New York, NY 10022 (212) 486-7300

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2013

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☑.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

Exhibit Index located on Pages 8-9	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 730206109	Page 2 of 9 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Sandler O'Neill Asset Management, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 250,000 9. Sole Dispositive Power 10. Shared Dispositive Power 250,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 7.76%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 730206109	Page 3 of 9 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 204,500 9. Sole Dispositive Power 10. Shared Dispositive Power 204,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 204,500
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 6.34%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 730206109	Page 4 of 9 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 10,333 8. Shared Voting Power 250,000 9. Sole Dispositive Power 10,333 10. Shared Dispositive Power 250,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 260,333
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 8.08%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the common stock ("Common Stock"), of Poage Bankshares, Inc. (the "Issuer"), a company incorporated in Maryland, with its principal office at 1500 Carter Avenue, Ashland, Kentucky 41101.

Item 2.    Identity and Background.

(a)    This statement is being filed by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM") (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), (iii) Terry Maltese, Managing Member of SOAM, with respect to shares of Common Stock that each of the foregoing may be deemed to have a beneficial ownership. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".

(b)    The address of the principal offices of Holdings and SOAM and the business address of Mr. Maltese is Sandler O'Neill Asset Management LLC, 150 East 52nd Street, 30thth Floor, New York, New York 10022.

(c)     The principal business of Holdings is that of acting as general partner for certain partnerships. The principal business of SOAM is that of providing administrative and management services in its capacity as an investment advisor in accordance with Rule 240.13d-1(b)(1) (ii)(E). The present principal occupation or employment of Mr. Maltese is Managing Member of SOAM and Holdings.

(d)    During the last five years, none of Holdings, SOAM, or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of Holdings, SOAM, or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Maltese is a U.S. citizen.

Item 3.    Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock that SOAM, Holdings, or Mr. Maltese may be deemed to have beneficial ownership is $2,761,342, $2,258,684, and $2,864,672, respectively. Such shares were purchased with the investment capital of clients of SOAM.

Item 4.    Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company.  Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against the proposals of the board of directors of the Company or other shareholders of the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Page 5 of 9 Pages

In addition to the foregoing, on October 29, 2013 the Reporting Persons delivered a letter to the Board of Directors of the Company addressing certain matters currently before the Board.  The letter expresses the Reporting Persons' belief that the Company should not move forward with its announced acquisition of Town Square Financial, as well as, that the Company should not contest the request for Board representation made by one of the Company's largest shareholders.  A copy of the letter from the Reporting Persons is attached hereto as Exhibit 2.

Item 5.    Interest in Securities of the Issuer.

(a)    Based upon an aggregate of 3,223,268 shares of Common Stock outstanding, as determined by the Issuer's most recently available public information, as of the close of business on August 12, 2013:

(i)
 Holdings owned directly no shares of Common Stock. By reason of its position as general partner of  certain partnerships, Holdings may be deemed to beneficially own the 204,500 shares of Common  Stock which are held by such partnerships, constituting approximately 6.34% of the shares outstanding

(ii)
SOAM owned directly no shares of Common Stock. By reason of its position as investment advisor, SOAM may be deemed to beneficially own the 250,000 shares of Common Stock, which are held of record by clients of SOAM, constituting approximately 7.76% of the shares outstanding.

(iii)
Mr. Maltese directly owned 8,195 shares of Common Stock. By reason of his position as Managing Member of SOAM, Mr. Maltese may also be deemed to beneficially own 260,333 shares of Common Stock, constituting, in the aggregate, approximately 8.08% of the shares outstanding.

(b)    Each of the partnerships or funds that hold shares have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings, or its investment manager, SOAM, as applicable. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. SOAM is a party to a management agreement with certain funds pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by each such fund. Mr. Maltese, as Managing Member of Holdings, and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c)     During the sixty days prior to October 30, 2013, one or more of the private funds advised by the Reporting persons effected the following transactions in the Common Stock:

Date	Transaction	Price	Shares
10/07/13	Sale	14.3001	(5,000)
10/22/13	Sale	13.9620	(10,000)
10/22/13	Sale	13.9500	(25,000)
10/23/13	Sale	14.0253	(19,300)
10/24/13	Sale	14.0000	(4,700)

(d)     Not applicable.

(e)     Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

Page 6 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2013

Sandler O'Neill Asset Management, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

SOAM Holdings, LLC

By:	/s/ Terry Maltese
Terry Maltese Managing Member

Page 7 of 9 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: October 31, 2013

Sandler O'Neill Asset Management, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

SOAM Holdings, LLC

By:	/s/ Terry Maltese
Terry Maltese Managing Member

Page 8 of 9 Pages

EXHIBIT 2

 TERRY MALTESE
 PRESIDENT and CEO

October 29, 2013

Mr. J. Thomas Rupert
Chairman of the Board
Poage Bankshares, Inc.
1500 Carter Avenue
Ashland, Kentucky 41101

Dear Mr. Rupert:

We are very displeased with the recent announcement of Poage Bancshares intent to buy Town Square Financial.

Poage Bankshares (PBSK) converted in September 2011, creating considerable excess capital and a tangible common equity ratio of 17.9%. PBSK currently has 19.5% tangible common equity, its stock is trading at 78% of tangible book value and you have repurchased less than 5% of PBSK shares since September 2012 (when you were legally able to repurchase shares). Instead of taking the opportunity to retire shares at a large discount to tangible book value, thereby improving shareholder value, tangible book value per share and earnings per share, you plan to issue shares to purchase Town Square Financial at a premium to its tangible book value.  Acquiring a troubled commercial bank at a premium to its tangible book value rather than acquiring your own shares at a large discount to tangible book value makes no financial sense. In fact, it is the exact opposite strategy you should pursue.

We strongly disagree with this misuse of shareholders capital.  We urge you to reconsider this decision, explore options for terminating the transaction and take steps to aggressively repurchase your own stock.  Although a shareholder vote is not required, we suggest you allow your shareholders to be heard and vote on this acquisition.

Additionally, we strongly urge you not to contest the request for Board representation made by one of your largest shareholders. We highly doubt you can win a proxy fight against this shareholder and any attempt to do so would be a waste of shareholder capital.
Please deliver a copy of this letter to each member of the Board of Directors of Poage Bankshares.

We would be happy to further discuss our thoughts with you. Thank you for your consideration.

Sincerely,

/s/ Terry Maltese

Terry Maltese
President
Sandler O'Neill Asset Management, LLC

Page 9 of 9 Pages